mk

[redacted]

08027381

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 27 2008

Washington, DC
110

SEC FILE NUMBER
8- 53380

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harris Williams LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Haxall Point, 9th Floor
(No. and Street)

Richmond (City) VA (State) 23219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charlene Wilson 412-762-6348
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter, Stephens, Hurst, Gary & Shreaves, PC
(Name – *if individual, state last, first, middle name*)

4401 Dominion Boulevard, Suite 300 (Address) Glen Allen (City) VA (State) 23060 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/5/08

Commonwealth of PA
County of Allegheny

OATH OR AFFIRMATION

I, Charlene Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harris Williams LLC, as of and for the year ended December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Joy A. Damico

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Joy A. Damico, Notary Public
Monroeville Boro, Allegheny County
My Commission Expires Oct. 7, 2010
Member, Pennsylvania Association of Notaries

Notary Public

Charlene Williams
Signature

Vice President
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harris Williams LLC

Financial Statements

December 31, 2007

SEC ID 8-53380
Filed pursuant to Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT

KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

P.O. Box 32066 ◆ Richmond, Virginia 23294 ◆Telephone (804) 747-0000 ◆ Fax (804) 747-3632

HARRIS WILLIAMS LLC

Table of Contents

KEITER, STEPHENS, HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Manager and Officers
Harris Williams LLC
Richmond, Virginia

We have audited the accompanying statement of financial condition of Harris Williams LLC (the "Company") as of December 31, 2007, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harris Williams LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 12-14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Keiter, Stephens, Hurst, Gary & Shreaves

February 25, 2008

Innsbrook Corporate Center
4401 Dominion Boulevard
Suite 300
Glen Allen, Virginia 23060

P.O. Box 32066
Richmond, Virginia 23294-2066
804 / 747-0000, FAX 804 / 747-3632
Internet: www.kshgs.com

HARRIS WILLIAMS LLC

Statement of Financial Condition
December 31, 2007

Assets

Cash	$ 98,763,648
Accounts receivable, net	1,736,751
Prepaid expenses	485,394
Income tax receivable	5,832,600
Property and equipment, net	2,230,169
Deposits	60,633
Goodwill	143,723,017
Intangible assets, net	17,325,000
	$ 270,157,212

Liabilities and Member's Equity

Liabilities:	
Accrued compensation	$ 43,184,581
Accrued expenses	1,877,678
Due to parent	22,616
Deferred income taxes	2,524,734
Total liablities	47,609,609
Member's equity	222,547,603
	$ 270,157,212

See accompanying notes to financial statements.

HARRIS WILLIAMS LLC

Statement of Operations
Year Ended December 31, 2007

Revenues:	
Fee income	$ 114,820,955
Expense reimbursements	4,609,440
Total revenues	119,430,395
Operating expenses:	
Advertising	1,108,296
Bad debt expense	51,152
Depreciation and amortization	6,822,441
Office expense	1,549,998
Personnel expenses	70,872,270
Printing and postage	847,616
Professional fees	639,350
Rent expense	2,342,399
Taxes	1,000
Travel expenses	4,354,211
Other expense	2,589,187
Total operating expenses	91,177,920
Income from operations	28,252,475
Interest income	3,698,186
Income before income taxes	31,950,661
Provision for income taxes	11,284,258
Net income	$ 20,666,403

See accompanying notes to financial statements.

HARRIS WILLIAMS LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2007

Balance, January 1, 2007	$ 201,881,200
Net income	20,666,403
Balance, December 31, 2007	$ 222,547,603

See accompanying notes to financial statements.

HARRIS WILLIAMS LLC

Statement of Cash Flows
Year Ended December 31, 2007

Cash flows from operating activities:	
Net income	$ 20,666,403
Depreciation and amortization	6,822,441
Deferred income taxes	1,869,219
Adjustments to reconcile net income to net cash from operating activities:	
Change in operating assets and liabilites:	
Accounts receivable	(27,352)
Income tax receivable	(3,399,967)
Prepaid expenses	(253,436)
Accrued compensation	719,239
Accrued expenses	(340,285)
Due to parent	(55,600)
Net cash provided by operating activities	26,000,662
Cash flows from investing activities:	
Purchases of property and equipment	(1,137,473)
Net increase in cash	24,863,189
Cash, beginning of year	73,900,459
Cash, end of year	$ 98,763,648
Supplemental disclosure of cash flow information:	
Cash paid for:	
Income taxes	$ 15,570,000

See accompanying notes to financial statements.

Notes to Financial Statements

1. **Summary of Significant Accounting Policies:**

Nature of Business: Harris Williams LLC (the "Company") is a broker/dealer organized in the Commonwealth of Virginia. As a broker/dealer, the Company is subject to regulations of the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority (the "FINRA") formerly the National Association of Securities Dealers (the "NASD"). The Company is an investment banking firm that provides mergers and acquisitions advisory services.

The Company is a single-member limited liability company that is a wholly-owned subsidiary of PNC Bank, N.A. (the "Parent"), which is a wholly owned subsidiary of the PNC Financial Services Group, Inc. ("PNC"). These financial statements are not intended to present the consolidated financial position and the results from operations of PNC as of and for the year ended December 31, 2007.

Cash and Cash Equivalents: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue and Cost Recognition: Investment banking fees are earned from providing merger and acquisition, fairness opinion, and financial restructuring advisory services. Fees are recorded as revenue when the related service has been rendered and the client is contractually obligated to pay.

There were no securities transactions during the year.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and trade accounts receivable. To minimize risk, the Company extends credit to customers after an evaluation for credit worthiness; however; the Company does not require collateral or other security from customers. The Company maintains its cash balances in several financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company regularly has funds in excess of $100,000.

A substantial portion of the Company's revenues in a year may be received from a small number of transactions, or may be concentrated in an industry. There were no revenue concentrations for 2007.

Allowance for Doubtful Accounts: The Company uses the reserve method of accounting for doubtful accounts for financial reporting. The allowance for doubtful accounts at December 31, 2007 was $40,308.

1. **Summary of Significant Accounting Policies, Continued:**

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Income Taxes: The operating results of the Company are included in the consolidated federal income tax return filed by PNC. The Company is a participant in a master tax sharing policy with PNC. Federal income taxes represent an agreed upon allocation from PNC. Under this allocation methodology, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group.

The Company uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the current enacted tax rates.

Intangible Assets: Intangible assets are stated at cost, net of accumulated amortization. Costs related to noncompetition agreements are being amortized on a straight-line basis over a five-year period through October 2010.

Goodwill: The Company evaluates the impairment of goodwill annually. Impairment losses are recognized in the period of determination. The Company completed its evaluation and did not record an impairment charge based on the results.

2. Property and Equipment:

Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets, which range from three to five years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Property and equipment at December 31 consisted of:

Office equipment	$ 1,181,593
Furniture and fixtures	1,016,407
Software	253,440
Leasehold improvements	746,499
	3,197,939
Less accumulated depreciation	967,770
Net property and equipment	$ 2,230,169

3. Intangible Assets:

As of December 31, 2007, the Company has noncompetition agreements with a gross carrying amount of $31,500,000 and accumulated amortization of $14,175,000. No significant residual value is estimated for these intangible assets. Aggregate amortization expense for the year ended December 31, 2007 totaled $6,300,000. The intangible assets will be amortized $6,300,000 per year until fully amortized.

4. Leases:

Minimum future payments under noncancellable operating leases at December 31, 2007 are as follows:

2008	$ 1,735,562
2009	1,294,858
2010	993,267
2011	976,969
2012	736,410
Thereafter	2,687,663
Total minimum lease payments	$ 8,424,729

Most leases contain clauses that provide for the Company to pay a percentage of the lessors' operating expenses. The rent expense for 2007 was $2,342,399, including $130,782 paid to the parent.

5. Income Taxes:

The provision for income taxes consisted of the following:

Federal Taxes:	
Current	$ 9,415,039
Deferred	1,869,219
	$ 11,284,258

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities consist of the following at December 31, 2007:

Accrued compensation	$ 1,433,300
Intangible assets	(4,067,602)
Accrued costs and other	109,568
Net deferred tax liability	$ (2,524,734)

6. Employee Benefit Plan:

PNC sponsors a defined contribution 401(k) plan (the "Plan") covering substantially all employees. Employees may make voluntary contributions to the Plan up to 20% of their pretax annual compensation. The plan provides for a company match of up to 6% of the employees' compensation. Employees are eligible to participate on the first day of the month following six months of service and are immediately fully vested in all contributions. Employer contributions to the plan were $986,142 for 2007.

7. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2007, the Company had net capital of $49,191,715, which was $46,186,057 in excess of required minimum net capital of $3,005,658. The Company's net capital ratio was .92 to 1.

8. Related Party Transactions:

Harris Williams LLC is a wholly-owned subsidiary of PNC which provides administrative services to the Company under a management agreement. At December 31, 2007, the Company owed $22,616 to PNC. During 2007, the Company reimbursed PNC for various expenses related to employee benefits and business liability insurance.

The Company leases space for its Philadelphia office from PNC on a month-to-month basis. Rent expense for 2007 was $130,782.

Additionally, the Company maintains checking and sweep accounts at PNC.

9. Guarantees:

Consistent with customary investment banking practices, the Company provides certain indemnifications to its clients, many of which are generally limited to the amount of fees paid to the Company. PNC maintains certain errors and omissions insurance coverages which covers Harris Williams LLC and believes that its indemnification obligations to its clients would generally not have a material adverse effect on the Company's financial position.

As permitted or required under Virginia corporation law, the Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the manager or officers are, or were serving, at the Company's request in such capacities. The maximum liability under these obligations is unlimited; however, the Company's insurance policies serve to limit its exposure.

10. Recent Accounting Pronouncements:

In May 2007, the Financial Accounting Standards Board ("FASB") issued FSP FIN 48-1, "*Definition of Settlement in FASB Interpretation ("FIN") No. 48*". This FSP amended FIN 48, "*Accounting for Uncertainty in Income Taxes,*" to provide guidance as to the determination of whether a tax position is deemed effectively settled for purposes of recognizing previously unrecognized tax benefits under FIN 48. This guidance was adopted effective January 1, 2007 in connection with the adoption of FIN 48.

In February 2007, the FASB issued SFAS 159, "*The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115.*" This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value option may be applied on an instrument by instrument basis with a few exceptions. The election is irrevocable and must be applied to entire instruments and not to portions of instruments. If the fair value option is elected for any applicable financial assets or liabilities, it must be implemented in conjunction with SFAS 157. SFAS 159 is effective beginning January 1, 2008. Elections made upon adoption of the standard are not expected to have a material effect on our results of operations or financial position.

SFAS 157, "Fair Value Measurements," defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement applies whenever other accounting standards require or permit assets or liabilities to be measured at fair value. It does not expand the use of fair value to new accounting transactions and does not apply to pronouncements that address share-based payment transactions. As required, we will adopt SFAS 157 prospectively beginning January 1, 2008. The adoption of this standard did not have a material effect on retained earnings at January 1, 2008 and is not expected to have a material effect on our results of operations or financial position.

HARRIS WILLIAMS, LLC

Computation of Net Capital Pursuant to
Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2007

Member's equity	
Member's equity qualified for net capital	$ 222,547,603
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	222,547,603
Nonallowable assets and miscellaneous capital charges	
Nonallowable assets	171,393,564
Net capital before capital charges on firm securities	51,154,039
Less haircuts on firm securities positions	1,962,324
Net capital	$ 49,191,715
Amounts included in total liabilities which represent aggregate indebtedness	
Accounts payable and accrued liabilities	$ 45,084,875
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 3,005,658
Net capital in excess of minimum requirements	$ 46,186,057
Ratio of aggregate indebtedness to net capital	0.92

See Independent Auditors' Report.

HARRIS WILLIAMS, LLC

Computation of Net Capital, Continued Pursuant to
Rule 15c3-1 of the Securities Exchange Act of 1934 (Continued)
December 31, 2007

Reconciliation of net capital computations as originally reported on the 4th quarter 2007 FOCUS report to the computations on the previous page

Nonallowable assets and miscellaneous capital charges as originally reported	$ 168,868,830
Adjustment to nonallowable assets	2,524,734
Nonallowable assets and miscellaneous capital charges as reported above	$ 171,393,564
Non-Aggregate indebtedness as originally reported	$ -
Adjustments to non-aggregate indebtedness	2,524,734
Non-Aggregate indebtedness as reported on amended FOCUS	$ 2,524,734

Note: There are no material differences between the original reported amounts as reconciled above and the amounts reported on the Company's unaudited 4th quarter 2007 FOCUS Report.

See Independent Auditors' Report.

HARRIS WILLIAMS, LLC

Exemption Provision of Reserve Requirement
Under Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2007

The Company is exempt under Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

See Independent Auditors' Report.

KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Manager and Officers
Harris Williams LLC
Richmond, Virginia:

In planning and performing our audit of the financial statements and supplemental schedules of Harris Williams LLC ("the Company"), for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission "SEC", we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded

Innsbrook Corporate Center
4401 Dominion Boulevard
Suite 300
Glen Allen, Virginia 23060

P.O. Box 32066
Richmond, Virginia 23294-2066
804 / 747-0000, FAX 804 / 747-3632
Internet: www.kshgs.com

against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Manager, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reiter, Stephens, Hurst, Gary & Shreaves

February 25, 2008

END